FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the resolution passed at the extraordinary general meeting held on June 24, 2008 by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on June 25, 2008.

Document 1

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTION PASSED AT THE EXTRAORDINARY
GENERAL MEETING

This announcement sets out the resolution passed at the EGM held on 24 June 2008.

Reference is made to the notice of the extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) issued on 10 May 2008.

The EGM was held at 9:00 a.m. on 24 June 2008 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China. As entrusted by Mr. Huang Yongda (Vice Chairman of the Company), Mr. Huang Long (Vice Chairman of the Company), presided over the EGM as the chairman.

As at the record date (i.e. 23 May 2008), there were totally 12,055,383,440 shares of the Company entitled to attend the EGM and to vote for or against the resolution tabled thereat. Shareholders and authorized proxies holding an aggregate of 9,906,082,864 shares of the Company, representing 82.17% of the total shares of the Company, were present at the EGM. Holders of 580,467,886 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 998,372,440 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group, Huaneng International Power Development Corporation and their respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by the resolution to be considered at the EGM) holding an aggregate of 6,121,786,667 shares of the Company, representing approximately 50.78% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolution tabled at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolution:

Ordinary Resolution

1.
The proposal regarding the acquisition of 100% equity interests in SinoSing Power Pte Ltd. held by China Huaneng Group, including the Transfer Agreement entered into between the Company and China Huaneng Group and the transaction as contemplated thereby.

3,783,080,557 shares, representing approximately 99.97% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 1,215,640 shares voted against the resolution.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
25 June 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    June 25, 2008